John A. Hill

The Putnam Funds
Chairman of the Trustees

One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

Adjournment Notice

Dear Shareholder:

In September, we mailed you a proxy statement requesting your vote on a proposed merger of Putnam Investment Grade Municipal Trust and Putnam Municipal Bond Fund into Putnam Municipal Opportunities Trust, each of which is managed by Putnam Investment Management. The Trustees unanimously recommend approval of the proposed merger. Unfortunately, your Putnam fund(s) failed to reach the quorum necessary to conduct the shareholder meeting that was scheduled for October 15, 2007, because owners of preferred shares did not vote in sufficient numbers. As a result, the meeting was adjourned.

You are receiving this letter as the owner of one of the largest positions in preferred shares as of July 30, 2007, the official record date for voting on the proposed merger. Your vote is critical in enabling the shareholder meeting to be conducted. Even if you have sold your preferred shares since July 30, 2007, we strongly urge you to vote your proxy now.

We have included another copy of the ballot(s) and a postage-paid return envelope for your convenience. If you have any questions regarding this information, please call the toll-free number 1-800-780-7316.

Thank you for your assistance.

Sincerely,

John A. Hill
Chairman of the Trustees

248392 10/07